

December 28, 2010

Steven Sunyich
Chief Executive Officer
Ideal Financial Solutions, Inc.
5940 S. Rainbow Blvd.
Las Vegas, NV 89119

      Re: Ideal Financial Solutions, Inc.
              Form 10-12G/A
              Filed October 12, 2010
              File No. 000-53922

Dear Mr. Sunyich:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                        Sincerely,

                        Mark P. Shuman
                        Branch Chief